Form U -13 - 60
                   Mutual and Subsidiary Service Companies


                                 ANNUAL REPORT

                                FOR THE PERIOD


             Beginning January 1, 2003 and Ending December 31, 2003

                                    TO THE

                 U. S. SECURITIES AND EXCHANGE COMMISSION

                                      OF

                     NORTHEAST UTILITIES SERVICE COMPANY


                         A Subsidiary Service Company


                  Date of Incorporation - September 3, 1965


             State of Sovereign Power under which Incorporated or
                           Organized - Connecticut


               Location of Principal Executive Offices of Reporting
                  Company - Selden Street, Berlin, CT 06037


         Name, title, and address of officer to whom correspondence concerning this report should be addressed:

         John P. Stack, Vice President - Accounting and Controller,
                    P.O. Box 270, Hartford, CT 06141-0270


            Name of Principal Holding Company Whose Subsidiaries
                       are served by Reporting Company

                             NORTHEAST UTILITIES



                    INSTRUCTIONS FOR USE ON FORM U-13-60

1.   TIME OF FILING
Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the instructions for that form.

2.   NUMBER OF COPIES
Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

3.   PERIOD COVERED BY REPORT
The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to to the end of that calendar year. Subsequent reports should cover a calendar year.

4.   REPORT FORMAT
Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

5.   MONEY AMOUNTS DISPLAYED
All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate, and subject to provisions of Regulation S-X (Section 210.3-0.1(b)).

6.   DEFICITS DISPLAYED
Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, (Section 210.3-0.1(c)).

7.   MAJOR AMENDMENTS OR CORRECTIONS
Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8.   DEFINITIONS
Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9.   ORGANIZATION CHART
The service company shall submit with each annual report a copy of its current organization chart.

10.  METHODS OF ALLOCATION
The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11.  ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED
The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use in capital billed during the calendar year.



                   LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS
                   ---------------------------------------------

                                                         Schedule or           Page
Description of Reports or Statements                    Account Number        Number
------------------------------------                    --------------        ------
  COMPARATIVE BALANCE SHEET                             Schedule I             4-5

    SERVICE COMPANY PROPERTY                            Schedule II            6-7

    ACCUMULATED PROVISION FOR DEPRECIATION AND
    AMORTIZATION OF SERVICE COMPANY                     Schedule III            8

    INVESTMENTS                                         Schedule IV             9

    ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES        Schedule V              10

    FUEL STOCK EXPENSES UNDISTRIBUTED                   Schedule VI             11

    STORES EXPENSE UNDISTRIBUTED                        Schedule VII            12

    MISCELLANEOUS CURRENT AND ACCRUED ASSETS            Schedule VIII           13

    MISCELLANEOUS DEFERRED DEBITS                       Schedule IX             14

    RESEARCH, DEVELOPMENT, OR DEMONSTRATION
    EXPENDITURES                                        Schedule X              15

    PROPRIETARY CAPITAL                                 Schedule XI             16

    LONG-TERM DEBT                                      Schedule XII            17

    CURRENT AND ACCRUED LIABILTIES                      Schedule XIII           18

    NOTES TO FINANCIAL STATEMENTS                       Schedule XIV            19

  COMPARATIVE INCOME STATEMENT                          Schedule XV             20

    ANALYSIS OF BILLING - ASSOCIATE COMPANIES           Account 457             21

    ANALYSIS OF BILLING - NONASSOCIATE COMPANIES        Account 458             22

    ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE
    AND NONASSOCIATE COMPANIES                          Schedule XVI            23

    SCHEDULE OF EXPENSE BY DEPARTMENT OR SERVICE
    FUNCTION                                            Schedule XVII         24-25

    DEPARTMENTAL ANALYSIS OF SALARIES                                           26

    OUTSIDE SERVICES EMPLOYED                                                   27

    EMPLOYEE PENSIONS AND BENEFITS                      Account 926             28

    GENERAL ADVERTISING EXPENSES                        Account 930.1           29

    MISCELLANEOUS GENERAL EXPENSES                      Account 930.2           30

    RENTS                                                                       31

    TAXES OTHER THAN INCOME TAXES                       Account 408             32

    DONATIONS                                           Account 426.1           33

    OTHER DEDUCTIONS                                    Account 426.5           34

    NOTES TO STATEMENT OF INCOME                        Schedule XVIII          35

    ORGANIZATION CHART                                                          36

    METHODS OF ALLOCATION                                                       37

    ANNUAL STATEMENT OF COMPENSATION FOR
    USE OF CAPITAL BILLED                                                       38

    SIGNATURE PAGE                                                              39


                 ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                        SCHEDULE I - COMPARATIVE BALANCE SHEET

Give balance sheet of the Company as of December 31 of the current and prior year.

-------------------------------------------------------------------------------------------------------
ACCOUNT                      ASSETS AND OTHER DEBITS                            AS OF DECEMBER 31
-------------------------------------------------------------------------------------------------------
                                                                               2003          2002
                                                                             (Thousands of Dollars)
        SERVICE COMPANY PROPERTY
        ------------------------
101     Service company property (Schedule II)                            $    111,450  $    102,315
107     Construction work in progress (Schedule II)                             11,184        11,978
                                                                          ------------  ------------
            Total Property                                                     122,634       114,293
                                                                          ------------  ------------
108     Less accumulated provision for depreciation and
        amortization of service company property (Schedule III)                 76,195        77,139
                                                                          ------------  ------------
            Net Service Company Property                                        46,439        37,154
                                                                          ------------  ------------
        INVESTMENTS
        -----------
123     Investments in associate companies (Schedule IV)                          -             -
124     Other investments (Schedule IV)                                         33,094        17,140
                                                                          ------------  ------------
            Total Investments                                                   33,094        17,140
                                                                          ------------- ------------
        CURRENT AND ACCRUED ASSETS
        --------------------------
131     Cash                                                                      -             -
134     Special deposits                                                          -             -
135     Working funds                                                              450           450
136     Temporary cash investments (Schedule IV)                                    25          -
141     Notes receivable                                                          -             -
143     Accounts receivable                                                     37,679        38,355
144     Accumulated provision of uncollectible accounts                           -             -
146     Accounts receivable from associate companies (Schedule V)              328,476       391,670
152     Fuel stock expenses undistributed (Schedule VI)                           -             -
154     Materials and supplies                                                      (3)          151
163     Stores expense undistributed (Schedule VII)                               -             -
165     Prepayments                                                             40,950        37,080
174     Miscellaneous current and accrued assets (Schedule VIII)                  -             -
                                                                          ------------  ------------
            Total Current and Accrued Assets                                   407,577       467,706
                                                                          ------------  ------------
        DEFERRED DEBITS
        ---------------
181     Unamortized debt expense                                                  -             -
184     Clearing accounts                                                           69            66
186     Miscellaneous deferred debits (Schedule IX)                             28,113        26,968
188     Research, development, or demonstration
        expenditures (Schedule X)                                                 -             -
190     Accumulated deferred income taxes                                        1,846         2,037
                                                                          ------------  ------------
            Total Deferred Debits                                               30,028        29,071
                                                                          ------------  ------------
            TOTAL ASSETS AND OTHER DEBITS                                 $    517,138  $    551,071
                                                                          ============  ============


                 ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                        SCHEDULE I - COMPARATIVE BALANCE SHEET

Give balance sheet of the Company as of December 31 of the current and prior year.

-------------------------------------------------------------------------------------------------------
ACCOUNT                LIABILITIES AND PROPRIETARY CAPITAL                     AS OF DECEMBER 31
-------------------------------------------------------------------------------------------------------
                                                                               2003          2002
                                                                             (Thousands of Dollars)
        PROPRIETARY CAPITAL
        -------------------
201     Common stock issued  (Schedule XI)                                $       -     $       -
211     Miscellaneous paid-in-capital (Schedule XI)                              1,778             1
215     Appropriated retained earnings (Schedule XI)                              -             -
216     Unappropriated retained earnings (Schedule XI)                            -             -
                                                                          ------------  ------------
            Total Proprietary Capital                                            1,778             1
                                                                          ------------  ------------
        LONG-TERM DEBT
        --------------
223     Advances from associate companies (Schedule XII)                          -             -
224     Other long-term debt (Schedule XII)                                       -             -
225     Unamortized premium on long-term debt                                     -             -
226     Unamortized discount on long-term debt-debit                              -             -
                                                                          ------------  ------------
            Total Long-Term Debt                                                  -             -
                                                                          ------------  ------------

        CURRENT AND ACCRUED LIABILITIES
        -------------------------------
231     Notes payable                                                             -             -
232     Accounts payable                                                        39,993        34,390
233     Notes payable to associate companies (Schedule XIII)                   278,100       375,200
234     Accounts payable to associate companies (Schedule XIII)                 78,995        47,241
236     Taxes accrued                                                              306        (9,846)
237     Interest accrued                                                          -             -
238     Dividends declared                                                        -             -
241     Tax collections payable                                                    640           272
242     Miscellaneous current and accrued
        liabilities (Schedule XIII)                                             25,298        14,012
                                                                          ------------  ------------
            Total Current and Accrued Liabilities                              423,332       461,269
                                                                          ------------  ------------
        DEFERRED CREDITS
        ----------------
253     Other deferred credits                                                  96,256        92,689
255     Accumulated deferred investment tax credits                               -             -
                                                                          ------------  ------------
            Total Deferred Credits                                              96,256        92,689
                                                                          ------------  ------------
282     ACCUMULATED DEFERRED INCOME TAXES                                       (4,228)       (2,888)
        ---------------------------------                                 ------------  ------------

            TOTAL LIABILITIES AND PROPRIETARY CAPITAL                     $    517,138  $    551,071
                                                                          ============  ============



                            ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                                   For the Year Ended December 31, 2003

                                  SCHEDULE II - SERVICE COMPANY PROPERTY

-----------------------------------------------------------------------------------------------------------
                                         BALANCE AT                RETIREMENTS                 BALANCE
                                         BEGINNING                     OR         OTHER        AT CLOSE
      DESCRIPTION                        OF YEAR        ADDITIONS     SALES       CHANGES(1)   OF YEAR
-----------------------------------------------------------------------------------------------------------
                                                              (Thousands of Dollars)

SERVICE COMPANY PROPERTY
------------------------

Account
-------

301   ORGANIZATION                        $   -        $   -         $  -           $   -        $  -

303   MISCELLANEOUS INTANGIBLE PLANT        12,112       13,377          941           (103)      24,445

304   LAND AND LAND RIGHTS                    -            -            -               -           -

305   STRUCTURES AND IMPROVEMENTS             -            -            -               -           -

306   LEASEHOLD IMPROVEMENTS                 1,411          (50)        -               -          1,361

307   EQUIPMENT (2)                         67,665        4,413        9,590             42       62,530

308   OFFICE FURNITURE AND EQUIPMENT        19,213        1,702         (133)            (5)      21,043

309   AUTOMOBILES, OTHER VEHICLES
      AND RELATED GARAGE EQUIPMENT              14           11         -               -             25

310   AIRCRAFT AND AIRPORT EQUIPMENT          -            -            -               -           -

311   OTHER SERVICE COMPANY
      PROPERTY (3)                           1,900           (2)        (148)                      2,046
                                          --------     --------      -------        -------     --------
           SUB-TOTAL                       102,315       19,451       10,250            (66)     111,450
                                          --------     --------      -------        -------     --------

107   CONSTRUCTION WORK IN
      PROGRESS (4)                          11,978         (794)        -              -          11,184
                                          --------     --------      -------        -------     --------
           TOTAL                          $114,293     $ 18,657      $10,250        $   (66)    $122,634
                                          ========     ========      =======        =======     ========

-----------------------------------------------------------------------------------------------------------
(1)   PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

      TRANSFER FROM WESTERN MASSACHUSETTS ELECTRIC COMPANY               487
      TRANSFER TO WESTERN MASSACHUSETTS ELECTRIC COMPANY                 (77)
      TRANSFER TO PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE               (352)
      TRANSFER TO CONNECTICUT LIGHT AND POWER COMPANY                   (124)
                                                                  ---------------
                                                                         (66)


                        SCHEDULE II - CONTINUED
                       -------------------------

(2)   SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE SERVICE COMPANY
      SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND
      THE BALANCE AT THE CLOSE OF THE YEAR:

-------------------------------------------------------------------------------------------
                                                                                BALANCE
                                                                                AT CLOSE
          SUBACCOUNT DESCRIPTION                                ADDITIONS       OF YEAR
-------------------------------------------------------------------------------------------
                                                                 (Thousands of Dollars)
307NA     Automatic Data Processing Equipment                    $ 6,483        $23,023
307NB     Construction Equipment                                    -               291
307NC     Other Communication Equipment                           (2,094)        34,182
307NL     Research and Laboratory Equipment                         -             4,423
307NM     Microwave Equipment                                       -               565
307NP     Printing and Stationery Equipment                           24             46
                                                                 -------        -------
                                                                 $ 4,413        $62,530
                                                                 =======        =======

-------------------------------------------------------------------------------------------
(3)   DESCRIBE OTHER SERVICE COMPANY PROPERTY:

      This account includes audio, visual, cafeteria, and training equipment.

-------------------------------------------------------------------------------------------
(4)   DESCRIBE CONSTRUCTION WORK IN PROGRESS:

      This account includes data processing equipment and other general plant items.


                            ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                                     For the Year Ended December 31, 2003

                                                SCHEDULE III

                                  ACCUMULATED PROVISION FOR DEPRECIATION AND
                                   AMORTIZATION OF SERVICE COMPANY PROPERTY

------------------------------------------------------------------------------------------------------------------
                                                               ADDITIONS                      OTHER
                                             BALANCE AT         CHARGED                      CHANGES     BALANCE
                                             BEGINNING            TO                           ADD       AT CLOSE
                   DESCRIPTION               OF YEAR           ACCT 403       RETIREMENTS   (DEDUCT)(1)  OF YEAR
------------------------------------------------------------------------------------------------------------------
                                                                         (Thousands of Dollars)
301    ORGANIZATION

303    MISCELLANEOUS INTANGIBLE PLANT        $  7,686           $  3,229       $    941      $  3,185    $ 13,159

304    LAND AND LAND RIGHTS

305    STRUCTURES AND IMPROVEMENTS

306    LEASEHOLD IMPROVEMENTS                     647                 38                                      685

307    EQUIPMENT                               50,379              5,760          9,590        (4,237)     42,312

308    OFFICE FURNITURE AND FIXTURES           16,846                509           (133)          585      18,073

309    AUTOMOBILES, OTHER VEHICLES
       AND RELATED GARAGE EQUIPMENT                 7                  1                                        8

310    AIRCRAFT AND AIRPORT EQUIPMENT

311    OTHER SERVICE COMPANY
       PROPERTY                                 1,574                175           (148)           61       1,958
                                             --------           --------       --------      --------    --------
            TOTAL                            $ 77,139           $  9,712       $ 10,250      $   (406)   $ 76,195
                                             ========           ========       ========      ========    ========

------------------------------------------------------------------------------------------------------------------
(1)    PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

       Intercompany transfer of certain equipment/cost of removal

       TRANSFER TO WESTERN MASSACHUSETTS ELECTRIC COMPANY           (63)
       TRANSFER TO CONNECTICUT LIGHT AND POWER COMPANY             (124)
       TRANSFER FROM WESTERN MASSACHUSETTS ELECTRIC COMPANY         105
       TRANSFER TO PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE         (324)
                                                                -------
                                                                   (406)
                                                                =======


             ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                     For the Year Ended December 31, 2003

                          SCHEDULE IV - INVESTMENTS

INSTRUCTIONS:  Complete the following schedule concerning investments.

               Under Account 124, "Other Investments," state each investment separately, with description, including the name of issuing company, number of shares or principal amount, etc.

               Under Account 136, "Temporary Cash Investments," list each investment separately.

-----------------------------------------------------------------------------------------------
                                                                    BALANCE AT     BALANCE AT
                                                                    BEGINNING       CLOSE
        DESCRIPTION                                                 OF YEAR        OF YEAR
-----------------------------------------------------------------------------------------------
                                                                    (Thousands of Dollars)
ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES                       $  -         $  -



ACCOUNT 124 - OTHER INVESTMENTS:
        RABBI Trust Investment (Supplemental Executive
          Retirement Savings Plan)                                     17,140       33,094
                                                                      -------      -------
        Total - ACCOUNT 124                                            17,140       33,094
                                                                      -------      -------

ACCOUNT 136 - TEMPORARY CASH INVESTMENTS:
        Goldman Sachs Money Market Fund, due January 2, 2004             -              25
                                                                      -------      -------
        Total - ACCOUNT 136                                              -              25
                                                                      -------      -------
                                                                      $17,140      $33,119
                                                                      =======      =======


                       ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                               For the Year Ended December 31, 2003

                     SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:  Complete the following schedule listing accounts receivable from each associate company.  Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

---------------------------------------------------------------------------------------------------------
                                                                        BALANCE AT     BALANCE AT
                                                                        BEGINNING        CLOSE
              DESCRIPTION                                               OF YEAR        OF YEAR
---------------------------------------------------------------------------------------------------------
                                                                         (Thousands of Dollars)
ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
---------------------------------------------
Northeast Utilities                                                     $     290      $      24
The Connecticut Light and Power Company                                     8,048         28,920
The Rocky River Realty Company                                              1,779          1,605
Holyoke Water Power Company                                                 1,055            729
Holyoke Power and Electric Company                                            (69)           (12)
Western Massachusetts Electric Company                                      2,881          9,445
Public Service Company of New Hampshire                                     7,108         12,494
Properties, Inc.                                                             -                11
North Atlantic Energy Corporation                                             994           (136)
North Atlantic Service Energy Corporation                                   1,834          1,433
The Quinnehtuk Company                                                          9              6
Northeast Nuclear Energy Company                                            4,125           -
Charter Oak Energy, Inc.                                                     -              -
Mode 1 Communications, Inc.                                                    10              4
NU Enterprises, Inc.                                                           37             72
Northeast Generation Company                                                  200             75
Northeast Generation Services Company                                         831          2,228
NGS Mechanical, Inc.                                                            2              2
E.S. Boulos Company                                                           967            837
Select Energy, Inc.                                                        (5,718)         3,237
Select Energy New York, Inc.                                                  127            386
Select Energy Services, Inc.                                                  248            898
Yankee Energy System, Inc.                                                     27              8
Yankee Gas Services Company                                                 3,452          5,085
NorConn Properties, Inc.                                                        2              2
Yankee Energy Financial Services Company                                        4              5
Yankee Energy Services Company                                                  4           -
Woods Electrical Co., Inc.                                                    112             55
Woods Network Services, Inc.                                                   94             25
                                                                        ---------      ---------
                                                                           28,453         67,438
                                                                        ---------      ---------

NOTES RECEIVABLE (MONEY POOL) FROM ASSOCIATE COMPANIES
------------------------------------------------------
The Connecticut Light and Power Company                                      -            91,125
The Rocky River Realty Company                                             27,650         16,500
Holyoke Water Power Company                                                  -             1,400
Western Massachusetts Electric Company                                     85,900         31,400
Public Service Company of New Hampshire                                      -            48,900
The Quinnehtuk Company                                                      4,000          4,000
Northeast Generation Services Company                                      13,500         10,500
Select Energy, Inc.                                                       168,200           -
Select Energy Services, Inc.                                                6,450          1,250
Yankee Gas Services Company                                                66,000         67,500
NorConn Properties, Inc.                                                      300          1,100
Yankee Energy Financial Services Company                                    3,200          3,600
Woods Electrical Co., Inc.                                                   -               800
                                                                        ---------      ---------
                                                                          375,200        278,075
                                                                        ---------      ---------

ADVANCES FROM ASSOCIATE COMPANIES
----------------------------------
Western Massachusetts Electric Company                                       -            (8,513)
Public Service Company of New Hampshire                                    (7,129)          -
Select Energy, Inc.                                                        (4,854)          -
Yankee Energy System, Inc.                                                   -            (8,524)
                                                                        ---------      ---------
                                                                          (11,983)       (17,037)
                                                                        ---------      ---------
                                                                        $ 391,670      $ 328,476
                                                                        =========      =========

ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:

              See page 10A for details


                 ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                         For the Year Ended December 31, 2003

         SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES (CONTINUED)

INSTRUCTIONS:  Complete the following schedule listing accounts receivable from each associate company.  Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

----------------------------------------------------------------------------------------------
                                                                                     TOTAL
                                                                                   PAYMENTS
----------------------------------------------------------------------------------------------
                                                                                  (Thousands
                                                                                  of Dollars)
ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:
Northeast Utilities                                                                  $  3,195
The Connecticut Light and Power Company                                               138,074
Holyoke Water Power Company                                                             2,290
Holyoke Power and Electric Company                                                       (197)
Western Massachusetts Electric Company                                                 41,080
Public Service Company of New Hampshire                                               129,239
Properties, Inc.                                                                           44
North Atlantic Energy Corporation                                                        (137)
North Atlantic Service Energy Corporation                                               1,201
Northeast Nuclear Energy Company                                                          879
Charter Oak Energy Incorporated                                                            (2)
NU Enterprises, Inc.                                                                       66
Northeast Generation Company                                                            1,271
Northeast Generation Services Company                                                  18,687
Select Energy, Inc.                                                                    13,174
Select Energy New York, Inc.                                                            3,263
Mode 1 Communication, Inc.                                                                 34
The Quinnehtuk Company                                                                     (1)
The Rocky River Realty Company                                                          6,400
Yankee Gas Services Company                                                            34,525
Yankee Energy System, Inc.                                                                 17
Yankee Energy Services Company                                                             32
Yankee Energy Financial Services Company                                                    3
NorConn Properties, Inc.                                                                    1
Select Energy Services, Inc.                                                            1,865
E. S. Boulos Company                                                                      660
Woods Electrical Co., Inc.                                                                 28
Woods Network Services, Inc.                                                              (80)
                                                                                     --------
                                                                                     $395,611
                                                                                     ========

Convenience payments result primarily from the following items:

Net Power Exchange                                                                   $(60,001)
Environmental Expenses                                                                  6,333
Employee Pensions and Benefits                                                        100,043
Conservation                                                                            7,658
Engineering Services                                                                    3,384
Fleet Leasing                                                                          10,190
Information Technology/Computers Services                                               9,034
Insurance                                                                              15,704
Legal Services                                                                         14,240
Payroll Deductions                                                                     16,116
Postage - Customer Billing                                                              6,055
Communication Expenses                                                                  3,295
Temporary Staffing                                                                      3,634
Tree Trimming                                                                           7,575
U.S. Department of Energy Fees                                                          5,167
Payroll Funding                                                                       188,706
Miscellaneous (720 items)                                                              58,478
                                                                                     --------
                                                                                     $395,611
                                                                                     ========


                 ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                         For the Year Ended December 31, 2003

                   SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED

INSTRUCTIONS:  Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company.  Under the section headed "Summary" listed below, give an overall report of the fuel functions performed by the service company.


-----------------------------------------------------------------------------------------
              DESCRIPTION                        LABOR         EXPENSES       TOTAL
-----------------------------------------------------------------------------------------
                                                       (Thousands of Dollars)
ACCOUNT 152 - FUEL STOCK EXPENSES
              UNDISTRIBUTED                      $ 391          $ 269         $ 660


The above fuel stock expenses are billed back to each of the associated companies listed below:

Public Service Company of New Hampshire           (289)          (220)         (509)
Holyoke Water Power Company                       (102)           (49)         (151)

                                                 -----          -----         -----
                           TOTAL                 $  -           $  -          $  -
                                                 =====          =====         =====

---------------------------------------------------------------------------------------
SUMMARY:  Fuel functions performed by the Service Company consist mainly of the acquisition of fossil fuels.


                 ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                         For the Year Ended December 31, 2003

                     SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS:  Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

---------------------------------------------------------------------------------------
              DESCRIPTION                        LABOR         EXPENSES       TOTAL
---------------------------------------------------------------------------------------
                                                        (Thousands of Dollars)
ACCOUNT 163 - STORES EXPENSE
              UNDISTRIBUTED                     $ 540           $ 340         $ 880

The above stores expenses are billed back to each of the companies listed below:

The Connecticut Light and Power Company          (381)          (232)          (613)
Public Service Company of New Hampshire          (116)           (78)          (194)
Western Massachusetts Electric Company            (28)           (21)           (49)
Northeast Generation Company                       (1)            -              (1)
Yankee Gas Services Company                       (14)            (9)           (23)
                                                 -----          -----         -----
                           TOTAL                 $  -           $  -          $  -
                                                 =====          =====         =====


                 ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                           For the Year Ended December 31, 2003

                                      SCHEDULE VIII

                         MISCELLANEOUS CURRENT AND ACCRUED ASSETS

INSTRUCTIONS:  Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

------------------------------------------------------------------------------------------
                                                              BALANCE AT      BALANCE AT
                                                              BEGINNING          CLOSE
               DESCRIPTION                                     OF YEAR          OF YEAR
-------------------------------------------------------------------------------------------
                                                                (Thousands of Dollars)

ACCOUNT 174 - MISCELLANEOUS CURRENT AND ACCRUED ASSETS        $     -         $     -

                                                              -----------     ----------
                                                              $     -         $     -
                                                              ===========     ==========


                   ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                           For the Year Ended December 31, 2003

                                      SCHEDULE IX

                              MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS:  Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

-------------------------------------------------------------------------------------------------------------
                                                                          BALANCE AT    BALANCE AT
                                                                          BEGINNING       CLOSE
               DESCRIPTION                                                 OF YEAR       OF YEAR
-------------------------------------------------------------------------------------------------------------
                                                                          (Thousands of Dollars)
ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS

Prepaid rent - Rocky River Realty Company                                   $17,444       $16,135
Unfunded supplemental executive retirement plan                               3,810         3,271
Unearned stock compensation                                                     625           -
Agents account clearing                                                       1,866         1,354
Receivable from VEBA trust for retiree's medical/life claims                    883         4,402
Deposit for transmission services                                             1,968         2,890
Employees performance payments                                                   53            23
Transaction costs - sale of Seabrook                                            282           -
Unfunded fitness center activities                                               50            63
Miscellaneous (3 items at beginning and at end of year)                         (13)          (25)
                                                                            -------       -------
                                                                            $26,968       $28,113
                                                                            =======       =======


                 ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                         For the Year Ended December 31, 2003

                                     SCHEDULE X

                  RESEARCH, DEVELOPMENT, OR DEMONSTRATION EXPENDITURES

INSTRUCTIONS:  Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

--------------------------------------------------------------------------------------------------
               DESCRIPTION                                                       AMOUNT
--------------------------------------------------------------------------------------------------
ACCOUNT 188 - RESEARCH, DEVELOPMENT, OR DEMONSTRATION EXPENDITURES

EPRI dues                                                                        $ 369
New Hampshire wind assessment                                                       20
Solar Avenue program                                                                 5
Solid Oxide Fuel Cell (SOFC) Commercialization Association membership fee            3
Miscellaneous, various co-funding project cost, etc.                               198

The above expenses are billed back to each of the associated companies listed below:

The Connecticut Light and Power Company                                           (477)
Public Service Company of New Hampshire                                            (40)
Western Massachusetts Electric Company                                             (38)
Northeast Generation Services Company                                              (17)
Select Energy, Inc.                                                                (16)
Yankee Gas Services Company                                                         (7)
                                                                                 -----
                                                       TOTAL                     $  -
                                                                                 =====

                             ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                                     For the Year Ended December 31, 2003

                                                 SCHEDULE XI

                                             PROPRIETARY CAPITAL

---------------------------------------------------------------------------------------------------------
                                      NUMBER OF        PAR OR STATED     OUTSTANDING CLOSE OF PERIOD
ACCOUNT                                 SHARES            VALUE          ---------------------------
NUMBER     CLASS OF STOCK             AUTHORIZED        PER SHARE        NO. OF SHARES   TOTAL AMOUNT
---------------------------------------------------------------------------------------------------------
201     COMMON STOCK ISSUED             5,000             $1.00                1             $1.00
---------------------------------------------------------------------------------------------------------

INSTRUCTIONS:  Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.

---------------------------------------------------------------------------------------------------------
            DESCRIPTION                                                    AMOUNT
---------------------------------------------------------------------------------------------------------
                                                                     (Thousands of Dollars)

ACCOUNT 211 - MISCELLANEOUS PAID-IN-CAPITAL                              $     1
            - ACCUMULATED OTHER COMPREHENSIVE INCOME:
                    UNREALIZED GAIN ON SECURITIES                          1,777
ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS                                -
                                                                          ------
                                                               TOTAL      $1,778
                                                                          ======

----------------------------------------------------------------------------------------------------------

INSTRUCTIONS: Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociated per the General Instructions of the
              Uniform Systems of Accounts.  For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

---------------------------------------------------------------------------------------------------------
                                         BALANCE AT        NET INCOME                        BALANCE AT
                                         BEGINNING             OR             DIVIDENDS         CLOSE
            DESCRIPTION                   OF YEAR            (LOSS)              PAID          OF YEAR
---------------------------------------------------------------------------------------------------------
ACCOUNT 216 - UNAPPROPRIATED RETAINED
              EARNINGS                    $  -              $  -              $  -             $  -
                                          ------            ------            ------           ------
                             TOTAL        $  -              $  -              $  -             $  -
                                          ======            ======            ======           ======


                                   ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                                           For the Year Ended December 31, 2003

                                                       SCHEDULE XII

                                                      LONG-TERM DEBT

INSTRUCTIONS:  Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column.  For Account 224
               -- Other long-term debt provide the name of creditor company or organization, terms of obligation, date of maturity, interest rate, and the amount authorized and outstanding.

--------------------------------------------------------------------------------------------------------------------------
                                                                         BALANCE                                BALANCE
                         TERMS OF OBLIG.  DATE                              AT                                     AT
                         CLASS & SERIES    OF      INTEREST    AMOUNT    BEGINNING                 DEDUCTIONS     CLOSE
NAME OF CREDITOR         OF OBLIGATION   MATURITY    RATE    AUTHORIZED   OF YEAR     ADDITIONS       (1)        OF YEAR
--------------------------------------------------------------------------------------------------------------------------
                                                               (Thousands of Dollars)
ACCOUNT 223-ADVANCES FROM
            ASSOCIATE                                          $  -        $  -         $  -          $  -       $ -
            COMPANIES:

ACCOUNT 224-OTHER
            LONG-TERM
            DEBT:                                                 -          -             -             -         -
                                                               ------      ------       ------        ------     ------
                                                               $  -        $  -         $  -          $  -       $ -
                                                               ======      ======       ======        ======     ======

(1) GIVE AN EXPLANATION OF DEDUCTIONS:


                 ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                         For the Year Ended December 31, 2003

                   SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS:  Provide balance of notes and accounts payable to each associate company.
               Give description and amount of miscellaneous current and accrued liabilities.  Items less than $10,000 may be grouped, showing the number of items in each group.

----------------------------------------------------------------------------------------------------
                                                                BALANCE AT     BALANCE AT
                                                                BEGINNING         CLOSE
             DESCRIPTION                                         OF YEAR         OF YEAR
----------------------------------------------------------------------------------------------------
                                                                   (Thousands of Dollars)
ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE COMPANIES

Northeast Utilities                                              $240,100         $194,600
The Connecticut Light and Power Company                             1,900              -
North Atlantic Energy Corporation                                  42,400            5,400
Northeast Nuclear Energy Company                                   52,300           32,900
Holyoke Water Power Company                                         2,100              -
NU Enterprises, Inc.                                                1,300           16,500
Northeast Generation Company                                       10,000           10,000
Mode 1 Communications, Inc.                                         1,000            3,600
Yankee Energy System, Inc.                                          1,000            1,700
Yankee Energy Services, Company                                       100              100
Public Service Company of New Hampshire                            23,000              -
Select Energy, Inc.                                                   -              1,800
Select Energy New York, Inc.                                          -             11,000
Woods Network Services, Inc.                                          -                500
                                                                 --------         --------
                                                                 $375,200         $278,100
                                                                 ========         ========

----------------------------------------------------------------------------------------------------
ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES

Northeast Utilities                                              $    260         $    831
The Connecticut Light and Power Company                            34,846           57,726
The Rocky River Realty Company                                        206              583
Public Service Company of New Hampshire                                65           11,501
Western Massachusetts Electric Company                              6,240               54
Select Energy, Inc.                                                    (2)             146
Select Energy New York, Inc.                                           (3)             -
Northeast Generation Service Company                                   24               15
Yankee Gas Services Company                                         5,605            8,112
Northeast Nuclear Energy Company                                      -                 27
                                                                 --------         --------
                                                                 $ 47,241         $ 78,995
                                                                 ========         ========

----------------------------------------------------------------------------------------------------
ACCOUNT 242 - MISCELLANEOUS CURRENT AND ACCRUED LIABILITIES

Performance reward program                                       $  5,093         $ 17,736
Payroll accrual                                                     2,891            3,229
Payroll deductions                                                  3,306            4,213
Workforce reduction program                                         1,888              120
Accrued audit fees                                                    834              -
                                                                 --------         --------
                                                                 $ 14,012         $ 25,298
                                                                 ========         ========


            ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                    For the Year Ended December 31, 2003

                                SCHEDULE XIV

                        NOTES TO FINANCIAL STATEMENTS
                        -----------------------------

INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     General
     Northeast Utilities Service Company (NUSCO or the company) is a wholly owned subsidiary of Northeast Utilities (NU). The Connecticut Light and Power Company, Public Service Company of New Hampshire, Western Massachusetts Electric Company, North Atlantic Energy Corporation, Holyoke Water Power Company, and Yankee Energy System, Inc. are also wholly owned by NU. NUSCO provides centralized accounting, administrative, engineering, financial, information technology, legal, operational, planning, purchasing, and other services to NU's companies. North Atlantic Energy Service Corporation had operational responsibility for the Seabrook nuclear unit until the sale of Seabrook on November 1, 2002.

     All transactions among affiliated companies are on a recovery of cost basis which may include amounts representing a return on equity and are subject to approval by various federal and state regulatory agencies.

     Public Utility Regulation
     NU is registered with the Securities and Exchange Commission as a holding company under the Public Utility Holding Company Act of 1935 (1935 Act) and NU, including NUSCO, is subject to the provisions of the 1935 Act.

     Revenues
     The company provides services to the affiliated utility companies on the basis of recovery of cost plus return on capital, as defined under the terms of the agreements, which have been approved by various federal and state regulatory commissions having jurisdiction over operations of the company and its affiliated utility companies.

     Depreciation
     The provision for depreciation is calculated using the straight-line method based on the estimated remaining useful lives of depreciable plant-in-service, adjusted for salvage value and removal costs, as approved by the appropriate regulatory agency where applicable. Depreciation rates are applied to plant-in-service from the time they are placed in service. When plant is retired from service, the original cost of plant, including costs of removal less salvage, is charged to the accumulated provision for depreciation.

2.   SHORT-TERM DEBT

     Certain subsidiaries of NU are members of the NU Money Pool (Pool). The Pool provides a more efficient use of the cash resources of NU, and reduces outside short-term borrowings. NUSCO is not permitted to borrow from the Pool but administers the Pool as agent for the member companies. Short-term borrowing needs of the member companies are first met with available funds of other member companies, including funds borrowed by NU parent. NU parent may lend to the Pool but may not borrow. Funds may be withdrawn from or repaid to the Pool at any time without prior notice. Investing and borrowing subsidiaries receive or pay interest based on the average daily federal funds rate.

3.   PENSION BENEFITS AND POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

     Pension Benefits: NUSCO participates in a uniform noncontributory defined benefit retirement plan (Pension Plan) covering substantially all regular NU employees. Benefits are based on years of service and the employees' highest eligible compensation during 60 consecutive months of employment. Pre-tax pension income was $1.6 million in 2003 and $12.1 million in 2002. NUSCO uses a December 31 measurement date for the Pension Plan.

     Postretirement Benefits Other Than Pensions (PBOP): NUSCO provides certain health care benefits, primarily medical and dental, and life insurance benefits through a benefit plan to retired employees (PBOP
     Plan). These benefits are available for employees retiring from NU who have met specified service requirements. For current employees and certain retirees, the total benefit is limited to two times the 1993 per retiree heath care cost. These costs are charged to expense over the estimated work life of the employee. NUSCO uses a December 31 measurement date for the PBOP Plan. NUSCO annually funds postretirement costs through external trusts with amounts that have been rate-recovered and which also are tax deductible.

     In 2002, the PBOP plan was amended to change the claims experience basis, to increase minimum retiree contributions and to reduce the cap on the company's subsidy to the dental plan. These amendments resulted in a $7.7 million decrease in NUSCO's benefit obligation under the PBOP Plan at December 31, 2002.

     Impact of New Medicare Changes on PBOP: On December 8, 2003, the President signed into law a bill that expands Medicare, primarily by adding a prescription drug benefit starting in 2006 for Medicare-eligible retirees as well as federal subsidy to plan sponsors of retiree health care benefit plans who provide a prescription drug benefit at least actuarially equivalent to the new Medicare benefit.

     Based on the current PBOP Plan provisions, NUSCO's actuaries believe that NUSCO will qualify for this federal subsidy because the actuarial value of NUSCO's PBOP Plan is estimated to be 60 percent greater than that of the standard Medicare benefit. NUSCO will directly benefit from the federal subsidy for retirees who retired before 1991. For other retirees, management does not believe that NU will benefit from the subsidy because NUSCO's cost support for these retirees is capped at a fixed dollar commitment.

     The aggregate effect of recognizing the Medicare change is a decrease to the PBOP benefit obligation of $2.6 million. This amount includes the present value of the future government subsidy, which was estimated by discounting the expected payments using the actuarial assumptions used to determine the PBOP liability at December 31, 2003. Also, included in the $2.6 million estimate is a decrease in the assumed participation in NUSCO's retiree health plan from 95 percent to 85 percent for future retirees, which reflects the expectation that the Medicare prescription benefit will produce insurer-sponsored health plans that are more financially attractive to future retirees. The per capita claims cost estimate was not changed. Management reduced the PBOP benefit obligation as of December 31, 2003 by $2.6 million and recorded this amount as an actuarial gain within unrecognized net loss in the tables that follow. The $2.6 million actuarial gain will be amortized beginning in 2004 as a reduction to PBOP expense over the future working lifetime of employees covered under the plan (approximately 13 years). PBOP expense in 2004 will also reflect a lower interest cost due to the reduction in the December 31, 2003 benefit obligation.

     Specific authoritative guidance on accounting for the effect of the Medicare federal subsidy on PBOP plans and amounts is pending form the FASB. When issued, that guidance could require NUSCO to change the accounting described above and change the information reported herein.

     The following table represents information on the plans' benefit obligation, fair value of plan assets, and the respective plans' funded status.

     --------------------------------------------------------------------------------------
                                                            At December 31,
     --------------------------------------------------------------------------------------
                                             Pension Benefits     Postretirement Benefits
     --------------------------------------------------------------------------------------
     (Millions of Dollars)                   2003        2002        2003          2002
     --------------------------------------------------------------------------------------
     Change in benefit obligation
     Benefit obligation
       at beginning of year.............   $(354.0)    $(362.6)     $(69.5)      $(72.4)
     Service cost.......................      (8.8)       (7.6)       (1.1)        (1.1)
     Interest cost......................     (23.9)      (24.0)       (5.1)        (5.5)
     Medicare impact....................        -           -          2.6           -
     Plan amendment.....................        -         (2.6)         -           7.7
     Transfers..........................     (13.9)       25.5          -            -
     Actuarial loss.....................     (20.3)      (31.2)      (13.8)       (10.8)
     Benefits paid - excluding lump
       sum payments.....................      21.4        21.2         9.1         12.6
     Benefits paid - lump sum payments..       1.4        27.3          -            -
     -------------------------------------------------------------------------------------
     Benefit obligation
       at end of year...................   $(398.1)    $(354.0)     $(77.8)      $(69.5)
     -------------------------------------------------------------------------------------
     Change in plan assets
     Fair value of plan assets
       at beginning of year.............   $ 293.7     $ 407.4      $ 22.9       $ 35.2
     Actual return on plan assets.......      78.0       (39.7)        4.7         (2.5)
     Employer contribution..............        -           -          5.5          5.2
     Benefits paid - excluding lump
       sum payments.....................     (21.4)      (21.2)       (9.1)       (12.6)
     Benefits paid - lump sum payments..      (1.4)      (27.3)         -            -
     Transfers..........................      13.9       (25.5)        0.2         (2.4)
     -------------------------------------------------------------------------------------
     Fair value of plan assets
       at end of year...................   $ 362.8     $ 293.7      $ 24.2       $ 22.9
     -------------------------------------------------------------------------------------
     Funded status at December 31.......   $ (35.3)    $ (60.3)     $(53.6)      $(46.6)
     Unrecognized transition
       (asset)/obligation...............      (1.3)       (1.8)       13.4         14.9
     Unrecognized prior service cost....      16.5        18.3          -            -
     Unrecognized net loss..............      55.8        78.0        31.1         26.8
     -------------------------------------------------------------------------------------
     Prepaid/(accrued) benefit cost.....   $  35.7     $  34.2      $ (9.1)      $ (4.9)
     -------------------------------------------------------------------------------------

     The accumulated benefit obligation for the Plan was $338.6 million and $310.2 million at December 31, 2003 and 2002, respectively.

     The following actuarial assumptions were used in calculating the plans' year end funded status:

     --------------------------------------------------------------------------------------
                                                            At December 31,
     --------------------------------------------------------------------------------------
                                             Pension Benefits     Postretirement Benefits
     Balance Sheets                          2003        2002        2003          2002
     --------------------------------------------------------------------------------------
     Discount rate.......................    6.25%       6.75%       6.25%         6.75%
     Compensation/progression rate.......    3.75%       4.00%        N/A          N/A
     Health care cost trend rate.........     N/A         N/A        9.00%        10.00%
     --------------------------------------------------------------------------------------

     The components of net periodic benefit (income)/expense are:

     --------------------------------------------------------------------------------------
                                                     For the Years Ended December 31,
     --------------------------------------------------------------------------------------
                                               Pension Benefits     Postretirement Benefits
     --------------------------------------------------------------------------------------
     (Millions of Dollars)                     2003        2002        2003          2002
     --------------------------------------------------------------------------------------
     Service cost...........................  $  8.8      $  7.6       $ 1.1         $ 1.1
     Interest cost..........................    23.9        24.0         5.1           5.5
     Expected return on plan assets.........   (34.2)      (38.5)       (2.9)         (3.6)
     Amortization of unrecognized net
       transition (asset)/obligation........    (0.5)       (0.5)        1.5           2.0
     Amortization of prior service cost.....     1.8         1.8          -             -
     Amortization of actuarial gain.........    (1.4)       (6.5)         -             -
     Other amortization, net................      -           -          1.1           0.1
     --------------------------------------------------------------------------------------
     Total - net periodic (income)/expense..  $ (1.6)     $(12.1)      $ 5.9         $ 5.1
     --------------------------------------------------------------------------------------

     For calculating pension and postretirement benefit income and expense amounts, the following assumptions were used:

     --------------------------------------------------------------------------------------
                                                     For the Years Ended December 31,
     --------------------------------------------------------------------------------------
                                             Pension Benefits     Postretirement Benefits
     Statements of Income                    2003        2002        2003          2002
     --------------------------------------------------------------------------------------
     Discount rate.........................  6.75%       7.25%      6.75%         7.25%
     Expected long-term rate of return.....  8.75%       9.25%      8.75%         9.25%
     Compensation/ progression rate........  4.00%       4.25%       N/A           N/A
     --------------------------------------------------------------------------------------

     The following table represents the PBOP assumed health care cost trend rate for the next year and the assumed ultimate trend rate:

     --------------------------------------------------------------------------------------
                                                            Year Following December 31,
     --------------------------------------------------------------------------------------
                                                                  2003       2002
     --------------------------------------------------------------------------------------
     Health care cost trend rate assumed for next year.......     8.00%      9.00%
     Rate to which health care cost trend rate is assumed
       to decline (the ultimate trend rate)..................     5.00%      5.00%
     Year that the rate reaches the ultimate trend rate......     2007       2007
     --------------------------------------------------------------------------------------

     The annual per capita cost of covered health care benefits was assumed to decrease by one percentage point each year through 2007.

     Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. The effect of changing the assumed health care cost trend rate by one percentage point in each year would have the following effects:

     --------------------------------------------------------------------------
                                         One Percentage         One Percentage
     (Millions of Dollars)               Point Increase         Point Decrease
     --------------------------------------------------------------------------
     Effect on total service and
       interest cost components.....          $ 0.2                  $(0.1)
     Effect on postretirement
       benefit obligation...........          $ 2.4                  $(2.2)
     --------------------------------------------------------------------------

     NUSCO's investment strategy for its Pension Plan and PBOP Plan is to maximize the long-term rate of return on those plans' assets within an acceptable level of risk. The investment strategy establishes target allocations, which are regularly reviewed and periodically rebalanced. NUSCO's expected long-term rates of return on Pension Plan assets and PBOP Plan assets are based on these target asset allocation assumptions and related expected long-term rates of return. In developing its expected long-term rate of return assumptions for the Pension Plan and the PBOP Plan, NUSCO also evaluated input from actuaries, consultants and economists as well as long-term inflation assumptions and NUSCO's historical 20-year compounded return of approximately 11 percent. The Pension Plan's and PBOP Plan's target asset allocation assumptions and expected long-term rate of return assumptions by asset category are as follows:

-----------------------------------------------------------------------------------------------------------------
                                                                At December 31,
-----------------------------------------------------------------------------------------------------------------
                                       Pension Benefits                          Postretirement Benefits
-----------------------------------------------------------------------------------------------------------------
                                2003                    2002                  2003                   2002
-----------------------------------------------------------------------------------------------------------------
                        Target      Assumed      Target     Assumed    Target     Assumed    Target     Assumed
                        Asset       Rate of      Asset      Rate of    Asset      Rate of    Asset      Rate of
Asset Category        Allocation    Return     Allocation   Return   Allocation   Return   Allocation   Return
-----------------------------------------------------------------------------------------------------------------
Equity securities:
  United States         45.00%       9.25%       45.00%      9.75%     55.00%      9.25%      55.00%     9.75%
  Non-United States     14.00%       9.25%       14.00%      9.75%     11.00%      9.25%        -         -
  Emerging markets       3.00%      10.25%        3.00%     10.75%      2.00%     10.25%        -         -
  Private                8.00%      14.25%        8.00%     14.75%       -          -           -         -
Debt Securities:
  Fixed income          20.00%       5.50%       20.00%      6.25%     27.00%      5.50%      45.00%     6.25%
  High yield fixed
    income               5.00%       7.50%        5.00%      7.50%     5.00%       7.50%        -         -
Real estate              5.00%       7.50%        5.00%      7.50%      -           -           -         -
-----------------------------------------------------------------------------------------------------------------

     The actual asset allocations at December 31, 2003 and 2002, approximated these target asset allocations. The plan's actual weighted-average asset allocations by asset category are as follows:

     --------------------------------------------------------------------------
                                       At December 31,
     --------------------------------------------------------------------------
                                                               Postretirement
                                       Pension Benefits            Benefits
     --------------------------------------------------------------------------
     Asset Category                     2003      2002         2003      2002
     --------------------------------------------------------------------------
     Equity securities:
       United States                   47.00%    46.00%       59.00%    55.00%
       Non-United States               18.00%    17.00%       12.00%      -
       Emerging markets                 3.00%     3.00%        1.00%      -
       Private                          3.00%     3.00%         -         -
     Debt Securities:
       Fixed income                    19.00%    21.00%       25.00%    45.00%
       High yield fixed income          5.00%     5.00%        3.00%      -
       Real estate                      5.00%     5.00%         -         -
     --------------------------------------------------------------------------
       Total                          100.00%   100.00%      100.00%   100.00%
     --------------------------------------------------------------------------

     Currently, NUSCO's policy is to annually fund an amount at least equal to that which will satisfy the requirements of the Employee Retirement Income Security Act and Internal Revenue Code.

     NUSCO does not expect to make any contributions to the Pension Plan in 2004 and expects to make $7 million in contributions to the PBOP Plan in 2004.

     Postretirement health plan assets for non-union employees are subject to federal income taxes.

4.   LEASES

     General
     NUSCO has entered into lease agreements for the use of data processing and office equipment, vehicles, and office space. The provisions of these lease agreements generally provide for renewal options. At December 31, 2003 and 2002, NUSCO's capital lease obligations and rental payments, including interest, charged to operating expenses were not material. Operating lease rental payments charged to expense in 2003 and 2002 were $2.6 million and $0.7 million, respectively.

     Future minimum rental payments, excluding executory costs such as property taxes, state use taxes, insurance, and maintenance, under long-term noncancelable operating leases, at December 31, 2003 are as follows (millions of dollars):

          Year
          ----
          2004...............................             $ 4.0
          2005...............................               3.9
          2006...............................               3.8
          2007...............................               3.7
          2008...............................               3.7
          After 2008.........................              10.9
                                                          -----
          Future minimum lease payments......             $30.0
                                                          =====
     Rocky River Realty Company
     Rocky River Realty Company (RRR) provides real estate support services, including the leasing of properties and facilities used by NU's companies. During 1997, RRR repurchased certain notes that were secured by real estate leases between RRR as lessor and NUSCO as lessee. The repayment of these notes triggered the acceleration of rent paid by NUSCO to RRR. These amounts were subsequently billed by NUSCO to the applicable NU operating subsidiaries in their proportionate amounts. At December 31, 2003 and 2002, NUSCO has recorded long-term prepaid rent of $16.1 million and $17.4 million, respectively. The asset is being amortized on a straight-line basis and will be fully amortized in 2017.

             ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                     FOR THE YEAR ENDED DECEMBER 31, 2003

                                 SCHEDULE XV

                        COMPARATIVE INCOME STATEMENT

---------------------------------------------------------------------------------------
ACCOUNT
NUMBER DESCRIPTION                                            2003          2002
---------------------------------------------------------------------------------------
                                                            (Thousands of Dollars)
        INCOME
        ------
  457   Services rendered to associate companies           $242,864      $218,144
  458   Services rendered to nonassociated company            6,892         6,057
  415   Revenues from merchandising, jobbing, contracts        -              -
  418   Nonoperating rental income                             (166)         (226)
  419   Interest and dividend income                            153           244
  421   Miscellaneous income or loss                            (45)          (48)
  456   Other electric revenues                                  86             1
                                                           --------      --------
               Total Income                                 249,784       224,172
                                                           --------      --------

        EXPENSE
        -------
500-559 Power production                                      6,036         5,486
560-579 Transmission                                          6,084         6,620
580-599 Electric Distribution                                 4,546         7,049
870-894 Gas Distribution                                         93           106
901-906 Customer accounting and collection expenses           9,712        11,288
907-910 Customer accounts expenses                            6,780         7,996
911-917 Sales expenses                                          390          (164)
  920   Administrative and general salaries                  76,995        68,262
  921   Office supplies and expenses                         10,423        10,892
  922   Administrative expense transferred-credit              -             -
  923   Outside services employed                            20,759        21,986
  924   Property insurance                                       49            37
  925   Injuries and damages                                  3,634         3,061
  926   Employee pensions and benefits                       25,665        15,407
  928   Regulatory commission expenses                        1,601           (17)
  930.1 General advertising expenses                             49            49
  930.2 Miscellaneous general expenses                          821           703
  931   Rents                                                 7,052         3,486
  935   Maintenance of general plant                            608         1,421
  403   Depreciation expense                                  9,712         7,297
  408   Taxes other than income taxes                         9,684        11,157
  409   Income taxes                                          1,311        (2,295)
  410   Provision for deferred income taxes                   5,459        13,542
  411   Provision for deferred income taxes - credit         (7,841)      (12,465)
  417.1 Expenses of nonutility operations                         3            18
  426.1 Donations                                               132           201
  426.5 Other deductions                                     11,197         3,455
  427   Interest on long-term debt                             -             -
  430   Interest on debt to associated companies               -             -
  431   Other interest expense                                   50           151
                                                           --------      --------
               Total Expense                                211,004       184,729
                                                           --------      --------

        COST OF SERVICE - BALANCE SHEET
        -------------------------------
   107  Construction work in progress                        35,185        29,955
   108  Accumulated provision for depreciation                  278          (304)
   143  Other accounts receivable                              -              269
   152  Fuel stock expenses undistributed                       548           554
   163  Stores expense undistributed                            698         1,250
   165  Prepayments                                          (1,286)        1,904
   181  Unamortized debt expense                                 27            64
   182  Other regulatory assets                                   1             3
   184  Clearing accounts                                     1,014           978
   186  Miscellaneous deferred debits                         1,076         2,219
   228  Medical accrual                                        (215)         -
   228  Environmental accrual                                   264           336
   229  Accumulated provision for rate refunds                  (65)           65
   232  Accounts payable                                        167           412
   236  Taxes accrued                                         1,125         1,403
   242  Miscellaneous current and accrued liability             (49)          268
   253  Other deferred credits                                 -             -
   254  Other regulatory liabilities                             12            67
                                                           --------      --------
               Total cost of service - balances              38,780        39,443
                                                           --------      --------
                           Net Income/(Loss)               $   -         $   -
                                                           ========      ========

                   ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                           For the Year Ended December 31, 2003

                                  ANALYSIS OF BILLING

                                  ASSOCIATE COMPANIES
                                     ACCOUNT 457

----------------------------------------------------------------------------------------------------------
                                                DIRECT         INDIRECT       COMPENSATION      TOTAL
                                                COSTS           COSTS          FOR USE          AMOUNT
NAME OF ASSOCIATE COMPANY                      CHARGED         CHARGED        OF CAPITAL        BILLED
----------------------------------------------------------------------------------------------------------
                                                               (Thousands of Dollars)

                                                457-1           457-2           457-3
                                            --------------------------------------------------------------
Northeast Utilities                         $      1,733    $        170    $        -      $      1,903
The Connecticut Light and Power Company          123,245          12,918             -           136,163
Public Service Company of New Hampshire           26,566           2,506             -            29,072
North Atlantic Energy Corporation                  1,099              17             -             1,116
Western Massachusetts Electric Company            19,107           1,964             -            21,071
Holyoke Water Power Company                          558              67             -               625
Holyoke Power and Electric Company                    19               1             -                20
Yankee Energy System, Inc.                            61               3             -                64
Yankee Gas Services Company                       18,687           1,572             -            20,259
NORCONN Properties, Inc.                               6             -               -                 6
Yankee Energy Financial Services Company              17               2             -                19
Yankee Energy Service, Inc.                            9               1             -                10
Northeast Nuclear Energy Company                      89             -               -                89
North Atlantic Energy Service Corporation         (1,461)            -               -            (1,461)
The Quinnehtuk Company                                17               2             -                19
The Rocky River Realty Company                     1,881              43             -             1,924
Properties, Inc.                                       4             -               -                 4
NU Enterprises, Inc.                                 713              61             -               774
Northeast Generation Company                       1,350             143             -             1,493
Northeast Generation Services Company              4,772             459             -             5,231
Mode 1 Communications, Inc.                           74               8             -                82
Select Energy, Inc.                               18,621           1,310             -            19,931
Select Energy New York, Inc.                         334              31             -               365
Select Energy Services, Inc.                       2,832              68             -             2,900
E.S. Boulos Company                                1,183               2             -             1,185
                                            ------------    ------------    ------------    ------------
                                    Total   $    221,516    $     21,348    $        -      $    242,864
                                            ============    ============    ============    ============


              ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                      For the Year Ended December 31, 2003

                               ANALYSIS OF BILLING

                             NONASSOCIATE COMPANIES
                                  ACCOUNT 458

---------------------------------------------------------------------------------------------------------
                                   DIRECT     INDIRECT  COMPENSATION             EXCESS       TOTAL
                                    COSTS     COSTS     FOR USE       TOTAL        OR         AMOUNT
NAME OF NONASSOCIATE COMPANY       CHARGED    CHARGED   OF CAPITAL    COSTS     DEFICIENCY    BILLED
---------------------------------------------------------------------------------------------------------
                                                         (Thousands of Dollars)

                                    458-1     458-2       458-3                   458-4
                                   ----------------------------------------------------------------------
Connecticut Yankee Atomic
  Power Company (3)                 $  537    $ 12      $ -         $  549        $ -         $  549
Connecticut Valley Electric
  Exchange (1)                       5,398     482        -          5,880          -          5,880
New England Power Exchange (1)         456      -         -            456          -            456
                                    ------    ----      ----       -------        ----        ------
                                     6,391     494        -          6,885          -          6,885
                                    ------    ----      ----       -------        ----        ------

Other miscellaneous revenues:
 Miscellaneous (2 companies)(2)          7      -         -              7          -              7
                                    ------    ----      ----        ------        ----        ------
TOTAL                               $6,398    $494      $ -         $6,892        $ -         $6,892
                                    ======    ====      ====        ======        ====        ======

INSTRUCTIONS:  Provide a brief description of the services rendered to each nonassociate company:

(1) Northeast Utilities Service Company supplies centralized accounting, administrative, data processing, engineering, financial, legal, operational, planning, purchasing, and/or other services.
(2) The services provided were primarily training services.
(3) Northeast Utilities Service Company supplies benefits administration services.

               ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY
                       For the Year Ended December 31, 2003

                                   SCHEDULE XVI
                        ANALYSIS OF CHARGES FOR SERVICE
                     ASSOCIATE AND NONASSOCIATE COMPANIES

--------------------------------------------------------------------------------------------------------
                                                         ASSOCIATE       NONASSOCIATE       TOTAL
ACCOUNT                                                   COMPANY         COMPANY        CHARGES FOR
 NUMBER DESCRIPTION OF ITEMS                              CHARGES         CHARGES          SERVICE
--------------------------------------------------------------------------------------------------------
                                                                   (THOUSANDS OF DOLLARS)
500-559 Power production                                  $   (300)        $6,336         $  6,036
560-579 Transmission                                         6,084           -               6,084
580-599 Electric Distribution                                4,546           -               4,546
870-894 Gas Distribution                                        93           -                  93
901-906 Customer accounting and collection expenses          9,712           -               9,712
907-910 Customer service and informational expenses          6,780           -               6,780
911-917 Demonstrating and selling expenses                     390           -                 390
920     Salaries and wages                                  76,995           -              76,995
921     Office supplies and expenses                        10,423           -              10,423
922     Administrative expense transferred-credit             -              -                -
923     Outside services employed                           20,759           -              20,759
924     Property insurance                                      49           -                  49
925     Injuries and damages                                 3,634           -               3,634
926     Employee pensions and benefits                      25,665           -              25,665
928     Regulatory commission expense                        1,601           -               1,601
930.1   General advertising expenses                            49           -                  49
930.2   Miscellaneous general expenses                         821           -                 821
931     Rents                                                7,052           -               7,052
935     Maintenance of structures and equipment                608           -                 608
403     Depreciation and amortization expense                9,712           -               9,712
408     Taxes other than income taxes                        9,684           -               9,684
409     Income taxes                                         1,311           -               1,311
410     Provision for deferred income taxes                  5,459           -               5,459
411     Provision for deferred income taxes-credit          (7,841)          -              (7,841)
417.1   Expenses of nonutility operations                        3           -                   3
426.1   Donations                                              132           -                 132
426.5   Other deductions                                    11,197           -              11,197
427     Interest on long-term debt                            -              -                -
431     Other interest expense                                  50           -                  50
                                                          --------         ------         --------
                Total Expense                              204,668          6,336          211,004
                                                          --------         ------         --------

        COST OF SERVICE - BALANCE SHEET
        -------------------------------
107     Construction work in progress                       35,185           -              35,185
108     Accumulated provision for depreciation                 278           -                 278
152     Fuel stock expenses undistributed                      548           -                 548
163     Stores expenses undistributed                          698           -                 698
165     Prepayments                                         (1,286)          -              (1,286)
181     Unamortized debt expense                                27           -                  27
182     Other regulatory assets                                  1           -                   1
184     Clearing accounts                                    1,014           -               1,014
186     Miscellaneous deferred debits                          527            549            1,076
228     Environmental accrual                                  264           -                 264
228     Medical accrual                                       (215)          -                (215)
229     Accumulated provision for rate refunds                 (65)          -                 (65)
232     Accounts payable                                       167           -                 167
236     Taxes accrued                                        1,125           -               1,125
242     Miscellaneous current and accrued liabilities          (49)          -                 (49)
254     Other regulatory liabilities                            12           -                  12
                                                          --------         ------         --------
                Cost of service - balance sheet             38,231            549           38,780
                                                          --------         ------         --------

        Compensation for use of equity capital
430     Interest on debt to associate companies               -              -                -
431     Other interest expense                                -              -                -
                                                          --------         ------         --------
                 Total expenses                               -              -                -
                                                          --------         ------         --------
418     Nonoperating rental income                             166           -                 166
419     Interest and dividend income                          (153)          -                (153)
421     Miscellaneous income or loss                            38              7               45
456     Other electric revenues                                (86)          -                 (86)
                                                          --------         ------         --------
                          Total cost of service           $242,864         $6,892         $249,756
                                                          ========         ======         ========

        INSTRUCTION:  Total cost of service will equal, for associate and nonassociate companies, the total amount billed under their separate analysis of billing schedules.


                                         ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY
                                                 For the Year Ended December 31, 2003

                                                              SCHEDULE XVII
                                                     SCHEDULE OF EXPENSE DISTRIBUTION BY
                                                        DEPARTMENT OR SERVICE FUNCTION

--------------------------------------------------------------------------------------------------------------------------------
                                                           TOTAL
ACCOUNT                                                -------------------------------------------------------------------------
 NUMBER              DESCRIPTION OF ITEMS                  AMOUNT      (1)       (2)       (3)        (4)       (5)       (6)
--------------------------------------------------------------------------------------------------------------------------------
                                                                                       (Thousands of Dollars)
EXPENSE
-------
500-559  Power production                                   $  6,036   $        $     2   $    15   $         $ 5,327   $    48
560-579  Transmission                                          6,084                 (8)        2               6,030         2
580-599  Electric Distribution                                 4,546                 13     2,066         1       220         1
870-894  Gas Distribution                                         93                           82                   3
901-906  Customer accounting and collection expenses           9,712                  3     8,919       751                  15
907-910  Customer accounts expenses                            6,780                  5     6,087         3        12
911-917  Sales expenses                                          390                           72       312         5
920      Administrative and general salaries                  76,995    1,122    17,038     5,720     7,847     1,707     4,841
921      Office supplies and expenses                         10,423       66     4,870       495       253       379       369
922      Administrative expense transferred-credit               -
923      Outside services employed                            20,759       73    11,140       181       333       205     1,178
924      Property insurance                                       49                                                         49
925      Injuries and damages                                  3,634                 34         4         8         5       716
926      Employee pensions and benefits                       25,665                322         2                   5
928      Regulatory commission expenses                        1,601                                              244     1,357
930.1    General advertising expenses                             49
930.2    Miscellaneous general expenses                          821       17         2         1                  11        53
931      Rents                                                 7,052              6,885        13                  31
935      Maintenance of general plant                            608                  6         1                  14
403      Depreciation expense                                  9,712
408      Taxes other than income taxes                         9,684
409      Income taxes                                          1,311
410      Provision for deferred income taxes                   5,459
411      Provision for deferred income taxes - credit         (7,841)
417.1    Expenses of nonutility operations                         3                                                3
426.1    Donations                                               132                  3        90                   3
426.5    Other deductions                                     11,197      124                  10                   2     3,580
427      Interest on long-term debt                             -
430      Interest on debt to associated companies               -
431      Other interest expense                                   50
                                                            --------------------------------------------------------------------
                Total Expense                                211,004    1,402    40,315    23,760     9,508    14,206    12,209
                                                            --------------------------------------------------------------------

BALANCE
SHEET
-----
107      Construction work in progress                        35,185              4,050     4,612       933    11,699       186
108      Accumulated provision for depreciation                  278                (16)        1                 196
152      Fuel stock expenses undistributed                       548                          548
163      Stores expense undistributed                            698                107
165      Prepayments                                          (1,286)
181      Unamortized debt expense                                 27
182      Other regulatory assets                                   1
184      Clearing accounts                                     1,014        2                 100                            15
186      Miscellaneous deferred debits                         1,076                 19       (36)                 34      (317)
228      Environmental accrual                                   264                                                2        27
228      Medical accrual                                        (215)
229      Accumulated provision for rate refunds                  (65)                         (65)
232      Accounts payable                                        167
236      Taxes accrued                                         1,125
242      Miscellaneous current and accrued liabilities           (49)                         (65)
254      Other regulatory liabilities                             12                                                          4
                                                            --------------------------------------------------------------------
                 Total Cost of Service - Balance Sheet        38,780        2     4,160     5,095       933    11,931       (85)
                                                            --------------------------------------------------------------------
                 Total Expenses Distributed                 $249,784   $1,404   $44,475   $28,855   $10,441   $26,137   $12,124
                                                            ====================================================================

         INSTRUCTIONS:  Indicate each department or service function. (See Instruction 01-3 General Structure of
                        Accounting System:  Uniform System of Accounts.

         See page 25 for explanation of above service functions.


                                  ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY (CONTINUED)
                                                 For the Year Ended December 31, 2003

                                                              SCHEDULE XVII
                                                     SCHEDULE OF EXPENSE DISTRIBUTION BY
                                                        DEPARTMENT OR SERVICE FUNCTION

-----------------------------------------------------------------------------------------------------------------------------

ACCOUNT                                                ----------------------------------------------------------------------
 NUMBER              DESCRIPTION OF ITEMS                    (7)     (8)      (9)        (10)       (11)     (12)     (13)
-----------------------------------------------------------------------------------------------------------------------------
                                                                                       (Thousands of Dollars)
EXPENSE
-------
500-559  Power production                                   $        $        $        $     4   $        $        $   176
560-579  Transmission                                                    27                  1                         (22)
580-599  Electric Distribution                                           30                333                 1     1,864
870-894  Gas Distribution                                                                                                8
901-906  Customer accounting and collection expenses                                         3                          19
907-910  Customer accounts expenses                                     377                  2                         281
911-917  Sales expenses                                                                      1
920      Administrative and general salaries                   748    1,847      319     5,649    2,358      131     7,431
921      Office supplies and expenses                           41      135       42       601      210       43     2,355
922      Administrative expense transferred-credit
923      Outside services employed                             351      426      872     2,233       92        7     1,382
924      Property insurance
925      Injuries and damages                                                            2,853                 3         5
926      Employee pensions and benefits                                 171             18,285    6,767                113
928      Regulatory commission expenses
930.1    General advertising expenses                                    49
930.2    Miscellaneous general expenses                        141      305        1       191       41        7        20
931      Rents                                                           37                 32       26                (29)
935      Maintenance of general plant                                                      587
403      Depreciation expense
408      Taxes other than income taxes
409      Income taxes
410      Provision for deferred income taxes
411      Provision for deferred income taxes - credit
417.1    Expenses of nonutility operations
426.1    Donations                                                        7                 11        3        3        10
426.5    Other deductions                                               569                                6,348         2
427      Interest on long-term debt
430      Interest on debt to associated companies
431      Other interest expense
                                                            -----------------------------------------------------------------
                Total Expense                                1,281    3,980    1,234    30,786    9,497    6,543    13,615
                                                            -----------------------------------------------------------------

BALANCE
SHEET
-----
107      Construction work in progress                                  222                 71                 8    13,353
108      Accumulated provision for depreciation                                              2                          95
152      Fuel stock expenses undistributed
163      Stores expense undistributed                                                                                  591
165      Prepayments
181      Unamortized debt expense                                                                    27
182      Other regulatory assets                                                             1
184      Clearing accounts                                                                                             897
186      Miscellaneous deferred debits                                   (3)                75                       1,189
228      Environmental accrual                                                             235
228      Medical accrual                                                                  (215)
229      Accumulated provision for rate refunds
232      Accounts payable                                                                                              167
236      Taxes accrued
242      Miscellaneous current and accrued liabilities                                       8
254      Other regulatory liabilities
                                                            -----------------------------------------------------------------
                 Total Cost of Service - Balance Sheet        -         219     -          177       27        8    16,292
                                                            -----------------------------------------------------------------
                 Total Expenses Distributed                 $1,281   $4,199   $1,234   $30,963   $9,524   $6,551   $29,907
                                                            =================================================================


                                  ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY (CONTINUED)
                                                 For the Year Ended December 31, 2003

                                                              SCHEDULE XVII
                                                     SCHEDULE OF EXPENSE DISTRIBUTION BY
                                                        DEPARTMENT OR SERVICE FUNCTION

-----------------------------------------------------------------------------------------------------------------------

ACCOUNT                                                ----------------------------------------------------------------
 NUMBER              DESCRIPTION OF ITEMS                        (14)       (15)       (16)        (17)        (18)
-----------------------------------------------------------------------------------------------------------------------
                                                                                (Thousands of Dollars)
EXPENSE
-------
500-559  Power production                                       $     4      $          $           $460      $
560-579  Transmission                                                            52
580-599  Electric Distribution                                        7           8          2
870-894  Gas Distribution
901-906  Customer accounting and collection expenses                              1          1
907-910  Customer accounts expenses                                   8           5
911-917  Sales expenses
920      Administrative and general salaries                     13,076       5,723      1,438
921      Office supplies and expenses                               328         124        112
922      Administrative expense transferred-credit
923      Outside services employed                                1,482          56        748
924      Property insurance
925      Injuries and damages                                         2           4
926      Employee pensions and benefits
928      Regulatory commission expenses
930.1    General advertising expenses
930.2    Miscellaneous general expenses                             (13)         32                   12
931      Rents                                                       45          10          2
935      Maintenance of general plant
403      Depreciation expense                                                                                   9,712
408      Taxes other than income taxes                                                                          9,684
409      Income taxes                                                                                           1,311
410      Provision for deferred income taxes                                                                    5,459
411      Provision for deferred income taxes - credit                                                          (7,841)
417.1    Expenses of nonutility operations
426.1    Donations                                                    2
426.5    Other deductions                                                       562
427      Interest on long-term debt
430      Interest on debt to associated companies
431      Other interest expense                                                                                    50
                                                                -------------------------------------------------------
                Total Expense                                    14,941       6,577      2,303       472       18,375
                                                                -------------------------------------------------------

BALANCE
SHEET
-----
107      Construction work in progress                               16          33          2
108      Accumulated provision for depreciation
152      Fuel stock expenses undistributed
163      Stores expense undistributed
165      Prepayments                                                                                           (1,286)
181      Unamortized debt expense
182      Other regulatory assets
184      Clearing accounts
186      Miscellaneous deferred debits                              116          (1)
228      Environmental accrual
228      Medical accrual
229      Accumulated provision for rate refunds
232      Accounts payable
236      Taxes accrued                                                                                          1,125
242      Miscellaneous current and accrued liabilities               16
254      Other regulatory liabilities
                                                                --------------------------------------------------------
                 Total Cost of Service - Balance Sheet              148          32          2        -          (161)
                                                                -------------------------------------------------------
                 Total Expenses Distributed                     $15,089      $6,609     $2,305      $472      $18,214
                                                                =======================================================




               ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                       For the Year Ended December 31, 2003

                                  SCHEDULE XVII

                            KEYS FOR SERVICE FUNCTIONS

KEYS    SERVICE FUNCTION
----    ----------------
 (1)    Chairman, President and Chief Executive Officer
 (2)    Executive V.P. and Chief Financial Officer
 (3)    President - Utility Group
 (4)    President - Competitive Group
 (5)    V.P. - Transmission Business
 (6)    Senior V.P., Secretary and General Counsel
 (7)    V.P. - Financial Services
 (8)    V.P. - Corporate Communications
 (9)    V.P. - Investor Relations
(10)    V.P. - Human Resources and Environmental Services
(11)    V.P. and Treasurer
(12)    V.P. - Governmental Affairs
(13)    V.P. - Utility Group Services
(14)    V.P. - Accounting and Controller
(15)    V.P. - Rates, Regulatory Affairs & Compliance
(16)    Director - Internal Audit & Security
(17)    New England Power Pool
(18)    Corporate Expenses - unallocated


                       ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                              For the Year Ended December 31, 2003

                               DEPARTMENTAL ANALYSIS OF SALARIES


                                                                 DEPARTMENTAL SALARY EXPENSE                    NUMBER OF
NAME OF DEPARTMENT                                             INCLUDED IN AMOUNTS BILLED TO                    PERSONNEL
------------------                                       -----------------------------------------------------------------
Indicate each dept.                                        TOTAL       PARENT         OTHER         NON            END
or service function.                                       AMOUNT      COMPANY      ASSOCIATES   ASSOCIATES      OF YEAR
                                                          ----------------------------------------------------------------
                                                                        (Thousands of Dollars)
Chairman, President and Chief Executive Officer           $  1,080      $    66     $  1,014      $   -               3
Executive V.P. and Chief Financial Officer                  16,589           95       16,493             1          341
President - Utility Group                                   18,153            9       18,100            44          136
President - Competitive Group                                7,791          -          7,791          -              67
V.P. - Transmission Business                                17,042           12       14,311         2,719          179
Senior V.P., Secretary and General Counsel                   6,368          194        6,174          -              67
V.P. - Corporate Communications                              2,418            1        2,417          -              27
V.P. - Investor Relations                                      299            7          292          -               4
V.P. - Human Resources and Environmental Services            7,585          -          7,585          -              87
V.P. and Treasurer                                           2,381          215        2,166          -              28
V.P. - Governmental Affairs                                    519          -            519          -               5
V.P. - Utility Group Services                               19,370          -         19,370          -             274
V.P. - Accounting and Controller                             7,560           70        7,485             5          103
V.P. - Financial Services                                      833           80          753          -               7
V.P. - Rates, Regulatory Affairs & Compliance                5,632          -          5,632          -              73
Director - Internal Audit & Security                         1,230           15        1,215          -              17
New England Power Pool                                           1          -              1          -             -
                                                          --------      -------     --------      --------      -------
                                                          $114,851      $   764     $111,318      $  2,769        1,418
                                                          ========      =======     ========      ========      =======

                      ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                             For the Year Ended December 31, 2003

                                  OUTSIDE SERVICES EMPLOYED

INSTRUCTIONS:  Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

---------------------------------------------------------------------------------------------------
                                                               RELATIONSHIP
                                                              "A"-ASSOCIATE
                                                                 "NA"-NON
FROM WHOM PURCHASED                                              ASSOCIATE        AMOUNT
---------------------------------------------------------------------------------------------------
                                                                                (Thousands
                                                                                of Dollars)

ADVERTISING SERVICES
--------------------
MISCELLANEOUS (8 PAYEES)                                           NA             $    68
                                                                                  -------
    TOTAL ADVERTISING SERVICES                                                    $    68
                                                                                  -------

AUDITING SERVICES
-----------------
MISCELLANEOUS (2 PAYEES)                                           NA             $    72
                                                                                  -------
    TOTAL AUDITING SERVICES                                                       $    72
                                                                                  -------

COMPUTER SERVICES
-----------------
ADVANCED INFORMATION MANAGEMENT, LLC                               NA             $   240
BLUE HERON CONSULTING CORPORATION                                  NA                 164
ET CONSULTING INC.                                                 NA                 241
GE CAPITAL TECHNOLOGY                                              NA                 141
IBM CORPORATION                                                    NA               6,074
INTELLIGENT TECHNOLOGY SYSTEMS                                     NA                 419
PC NET INC.                                                        NA                 709
WOODS NETWORK SERVICES INC                                         A                  447
MISCELLANEOUS (20 PAYEES)                                          NA                 577
                                                                                  -------
     TOTAL COMPUTER SERVICES                                                      $ 9,012
                                                                                  -------

ENGINEERING SERVICES
--------------------
MISCELLANEOUS (11 PAYEES)                                          NA             $   424
                                                                                  -------
   TOTAL ENGINEERING SERVICES                                                     $   424
                                                                                  -------

LEGAL SERVICES
--------------
CARMODY & TORRANCE LLP                                             NA             $   161
DAY BARRY & HOWARD                                                 NA                 530
STEPTOE & JOHNSON LLP                                              NA               1,007
UPDIKE KELLY & SPELLACY, P.C.                                      NA                 111
MISCELLANEOUS (9 PAYEES)                                           NA                 263
                                                                                  -------
   TOTAL LEGAL SERVICES                                                           $ 2,072
                                                                                  -------

PRINTING SERVICES
-----------------
SWEET PRINTING CO                                                  NA             $   101
MISCELLANEOUS (4 PAYEES)                                           NA                 166
                                                                                  -------
   TOTAL PRINTING SERVICES                                                        $   267
                                                                                  -------

TEMPORARY EMPLOYMENT SERVICES
-----------------------------
COMENSURA INC                                                      NA             $ 4,177
NUCON ENGINEERING ASSOCIATES, INC.                                 NA               1,018
MISCELLANEOUS (6 PAYEES)                                           NA                 281
                                                                                  -------
   TOTAL TEMPORARY EMPLOYMENT SERVICES                                            $ 5,476
                                                                                  -------


TRANSFER AGENT FEES
-------------------
THE BANK OF NEW YORK                                               NA             $   767
                                                                                  -------
   TOTAL TRANSFER AGENT FEES                                                      $   767
                                                                                  -------

OTHER SERVICES
--------------
AVALLONE DIBELLA & ASSOCIATES                                      NA             $   105
BOND AND COMPANY INC.                                              NA                 172
BRUCE D. KENYON                                                    A                  265
CAMBRIDGE ENERGY RESEARCH                                          NA                 290
CAMINUS CORPORATION                                                NA                 219
COGNISA SECURITY INC                                               NA                 538
CONVERGENT GROUP CORPORATION                                       NA                 335
THE ERGONOMIC GROUP                                                NA                 616
ERNST & YOUNG LLP                                                  NA                 143
ESI INTERNATIONAL INC                                              NA                 131
EXPERT ACCESS LLC                                                  NA                 129
GAFFNEY, BENNETT PUBLIC RELATIONS, LLC                             NA                 240
HEWITT ASSOCIATES                                                  NA                 118
HEWLETT PACKARD                                                    NA                 166
IOS CAPITAL                                                        NA                 674
ISSUES MANAGEMENT                                                  NA                 113
LAZARD FRERES & CO LLC                                             NA                 424
LEE HECHT HARRISON LLC                                             NA                 169
LEVY & DRONEY, P.C.                                                NA                 109
META GROUP INC                                                     NA                 164
MILLETTE ASSOCIATES, P.C.                                          NA                 164
MYSTIC AIR QUALITY CONSULTANTS                                     NA                 141
OBVIENT STRATEGIES INC                                             NA                 335
PAMELA E. SEARLE                                                   NA                 111
PEARLE MEYER & PARTNERS                                            NA                 203
PRO FITNESS/HEALTHSOUTH                                            NA                 592
ROCKWELL INTERNATIONAL                                             NA                 214
TMP WORLDWIDE, INC.                                                NA                 103
TOWERS PERRIN                                                      NA                 829
MISCELLANEOUS (434 PAYEES)                                         NA               5,310
                                                                                  -------
   TOTAL OTHER SERVICES                                                           $13,122
                                                                                  -------
                              TOTAL OUTSIDE SERVICES EMPLOYED                     $31,280
                                                                                  =======



                      ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                              For the Year Ended December 31, 2003

                                   OUTSIDE SERVICES EMPLOYED

VENDOR NAME                                    DESCRIPTION OF SERVICES RENDERED
--------------------------------------------------------------------------------------------------------------------------
COMPUTER SERVICES
-----------------
ADVANCED INFORMATION MANAGEMENT, LLC           Provide IT consulting management services
BLUE HERON CONSULTING CORPORATION              Provide IT consulting services
ET CONSULTING INC.                             Provide IT services pertaining to the Yankee Gas CCIS Project
GE CAPITAL TECHNOLOGY                          Provide design, creation and management of IT infrastructure
IBM CORPORATION                                Furnish integrated services including both hardware and software for the Asset Management system
INTELLIGENT TECHNOLOGY SYSTEMS                 Provide production server support services
PC NET INC.                                    Provide LAN IDS Dragon Server Software
WOODS NETWORK SERVICES INC                     Provide software and maintenance support services

LEGAL SERVICES
--------------
CARMODY & TORRANCE LLP                         Provide legal services on a requested basis
DAY BERRY & HOWARD                             Provide legal services on a requested basis
STEPTOE & JOHNSON LLP                          Provide legal services on a requested basis
UPDIKE KELLY & SPELLACY, P.C.                  Provide legal services on a requested basis


PRINTING SERVICES
-----------------
SWEET PRINTING CO                              Printing of brochures, training material

TEMPORARY EMPLOYMENT SERVICES
-----------------------------
COMENSURA INC                                  Temporary labor services
NUCON ENGINEERING ASSOCIATES, INC              Furnish services for NUSCO Retiree Skill Bank

TRANSFER AGENT FEES
------------------
THE BANK OF NEW YORK                           Provide agent fee services

OTHER SERVICES
--------------
AVALLONE DIBELLA & ASSOCIATES                  Provide lobbying services
BOND AND COMPANY INC.                          Provide consulting services related to government affairs and strategic planning
BRUCE D. KENYON                                Provide consulting services
CAMBRIDGE ENERGY RESEARCH                      Provide consulting services related to generation technology
CAMINUS CORPORATION                            Provide programming maintenance support services
COGNISA SECURITY INC                           Provide uniformed security guard services
CONVERGENT GROUP CORPORATION                   Provide software maintenance support services
THE ERGONOMIC GROUP                            Provide desktop support services
ERNST & YOUNG LLP                              Provide services primarily relating to Sarbanes Oxely section 404
ESI  INTERNATIONAL INC                         Provide training services
EXPERT ACCESS LLC                              Provide consulting services
GAFFNEY, BENNETT PUBLIC RELATIONS, LLC         Provide public relation services
HEWITT ASSOCIATES                              Furnish consulting and actuarial services related to company
                                                Pension Plans
HEWLETT PACKARD                                Provide service contract for NT servers
IOS CAPITAL                                    Provide computer maintenance services
ISSUES MANAGEMENT                              Provide consulting and lobbying services
LAZARD FRERES & CO LLC                         Provide professional services
LEE HECHT HARRISON LLC                         Provide career transition services
LEVY & DRONEY, P.C.                            Provide consulting services related to legislation
META GROUP                                     Provide research services
MILLETTE ASSOCIATES, P.C.                      Provide onsite physician services to NU
MYSTIC AIR QUALITY CONSULTANTS                 Provide consulting services related to air quality
OBVIENT STRATEGIES INC                         Provide data warehouse software licenses and congestion management pilot services
PAMELA E. SEARLE                               Provide consulting services pertaining to human resource process
PEARLE MEYER & PARTNERS                        Provide consulting services on senior management compensation
PRO FITNESS/HEALTHSOUTH                        Furnish consulting services to develop the WellAware Program
ROCKWELL INTERNATIONAL                         Provide maintenance support services to customer service centers
TMP WORLDWIDE, INC.                            Provide third party billing project services
TOWERS PERRIN                                  Provide management and human resource consulting services




         ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                 For the Year Ended December 31, 2003


                    EMPLOYEE PENSIONS AND BENEFITS
                             ACCOUNT 926


INSTRUCTIONS:  Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

-------------------------------------------------------------------------------
DESCRIPTION                                                         AMOUNT
-------------------------------------------------------------------------------
                                                                  (Thousands
                                                                  of Dollars)

Pension Plan                                                        $ 6,828
Supplemental Retirement and Savings Plan                              2,932
Group Life, Long-term Disability, Hospital
  and Medical Insurance Expenses                                     10,051
Post Retirement Medical Benefit - FAS 106                             5,276
Other Employee Benefits Expenses                                        578
                                                                    -------
                           TOTAL                                    $25,665
                                                                    =======



             ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                     For the Year Ended December 31, 2003


                         GENERAL ADVERTISING EXPENSES
                                ACCOUNT 930.1

INSTRUCTIONS:  Provide a listing of the amount included in Account 930.1,
               "General Advertising Expenses," classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

-------------------------------------------------------------------------------
DESCRIPTION                          NAME OF PAYEE                   AMOUNT
-------------------------------------------------------------------------------
                                                                   (Thousands
                                                                   of Dollars)
PRINTING
--------
ALLIED PRINTING SERVICES, INC.                                      $     7
BORDEAUX COMPANY                                                         29

OTHER SERVICES
--------------
SBC SNET                                                                  4
MISCELLANEOUS (6 PAYEES)                                                  9
                                                                    -------
                                              TOTAL                 $    49
                                                                    =======


             ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                     For the Year Ended December 31, 2003

                        MISCELLANEOUS GENERAL EXPENSES
                                ACCOUNT 930.2

INSTRUCTIONS:  Provide a listing of the amount included in Account 930,
               "Miscellaneous General Expenses," classifying such expenses according to their nature. Payments and expenses permitted by Section 321(b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. Section 441(b)(2)) shall be separately classified.

-------------------------------------------------------------------------------
DESCRIPTION                                                          AMOUNT
-------------------------------------------------------------------------------

                                                                  (Thousands
                                                                   of Dollars)

Information technology                                              $    7
Shareholder reports and meetings                                        18
Research and development                                               167
Employee development                                                    69
Other miscellaneous expenses (41 items)                                560
                                                                    ------
                                  TOTAL                             $  821
                                                                    ======


          ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                  For the Year Ended December 31, 2003

                                 RENTS


INSTRUCTIONS:  Provide a listing of "Rents," classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

-------------------------------------------------------------------------------
TYPE OF PROPERTY                                                    AMOUNT
-------------------------------------------------------------------------------


                                                                  (Thousands
                                                                   of Dollars)

Buildings/office space                                              $ 6,784
Computer/Office equipment                                             6,493
                                                                    -------
                                   TOTAL                            $13,277
                                                                    =======


          ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                 For the Year Ended December 31, 2003


                     TAXES OTHER THAN INCOME TAXES
                              ACCOUNT 408

INSTRUCTIONS:  Provide an analysis of Account 408, "Taxes Other Than
               Income Taxes."  Separate the analysis into two groups:
               (1)Other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

-------------------------------------------------------------------------------
KIND OF TAX                                                         AMOUNT
-------------------------------------------------------------------------------
                                                                  (Thousands
                                                                  of Dollars)

(1) Other Than U.S. Government Taxes:

    Connecticut Unemployment                                        $   461
    Massachusetts Unemployment                                            2
    Local property                                                      974
    Connecticut Sales Tax                                                80
    Other                                                                24
                                                                    -------
               Sub-Total                                              1,541
                                                                    -------

(2) U.S. Government Taxes:

    Federal Insurance Contribution Act                                6,318
    Medicare Tax                                                      1,729
    Federal Unemployment                                                 96
                                                                    -------
               Sub-Total                                              8,143
                                                                    -------
                                    TOTAL                           $ 9,684
                                                                    =======

                       ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                               For the Year Ended December 31, 2003

                                            DONATIONS
                                          ACCOUNT 426.1

INSTRUCTIONS:  Provide a listing of the amount included in Account 426.1, "Donations,"
               classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

-----------------------------------------------------------------------------------------------------------------------
NAME OF RECIPIENT                                    PURPOSE OF DONATION                                   AMOUNT
-----------------------------------------------------------------------------------------------------------------------
                                                                                                          (Thousands
                                                                                                          of Dollars)
Carol E. MacDonald                                   In-kind Services                                          $ 16
United Way of Capitol Area                           Charitable Contribution                                     12
H. W. Graphics                                       In-kind Services                                             7
Eurest Dining Services                               In-kind Services                                             7
World Press Institute                                Charitable Contribution and Educational Grant                5
Brooks Design                                        In-kind Services                                             5
Conn. Minority Supplier Development Council Inc.     In-kind Services                                             5
Sharon Elizabeths Floral Design LLC                  In-kind Services                                             4
Hartford Postmaster                                  In-kind Services                                             4
XPEDX                                                In-kind Services                                             3
American Association of Blacks in Energy             Charitable Contribution and Educational Grant                3
Miscellaneous (51 payees)                            Charitable Contributions, In-kind Services
                                                       and Educational Grants                                    61
                                                                                                               ----
                                                                            TOTAL                              $132
                                                                                                               ====


              ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                      For the Year Ended December 31, 2003


                               OTHER DEDUCTIONS
                                ACCOUNT 426.5


INSTRUCTIONS:  Provide a listing of the amount included in Account 426.5,
               "Other Deductions," classifying such expenses according to their nature.

------------------------------------------------------------------------------------------------
DESCRIPTION                       NAME OF PAYEE                                AMOUNT
------------------------------------------------------------------------------------------------

                                                                             (Thousands
                                                                             of Dollars)
Executive incentive
  compensation plan               Various NUSCO Officers                       $ 8,534

Government relation
  expenditures                    Gaffney, Bennett and Associates, Inc.            177
                                  Bond & Company                                   172
                                  Issues Management                                144
                                  Price Waterhouse Coopers LLC                     135
                                  Updike Kelly & Spellacy, PC                      112
                                  Avallone Dibella & Associates                    105
                                  Levy & Droney, PC                                105
                                  Miscellaneous (62 items)                       1,366

Contributions                     Miscellaneous (112 items)                        202

Communication services            Miscellaneous (15 items)                         145
                                                                               -------
                                                  TOTAL                        $11,197
                                                                               =======



                 ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                         For the Year Ended December 31, 2003

                                     SCHEDULE XVIII

                              NOTES TO STATEMENTS OF INCOME

INSTRUCTIONS:  The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increases in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


See Notes to Financial Statements on pages 19 through 19E.



                 ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                     ORGANIZATION CHART (AS OF DECEMBER 31, 2003)


Chairman, President and Chief Executive Officer

 - Executive Vice President and Chief Financial Officer
    - Vice President and Treasurer
       - Vice President - Investor Relations
    - Vice President - Accounting and Controller
    - Vice President - Financial Services

 - President - Competitive Group

 - President - Utility Group
    - Vice President - Utility Group Services
    - Vice President - Rates, Regulatory Affairs and Compliance

 - Senior Vice President, Secretary and General Counsel
    - Vice President - Governmental Affairs

 - Vice President - Human Resources and Environmental Services

 - Vice President - Corporate Communications

 - Vice President - Transmission Business

 - Director - Internal Audit & Security




                 ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                                 METHODS OF ALLOCATION

                          For the Year Ended December 31, 2003



 1) Payroll

 2) Gross Plant Assets

 3) Operating Revenues

 4) Employees

 5) Forecasted Departments' Work Plan

 6) Conservation and Load Management Programs, Labor and Expenditures

 7) Peak Load

 8) Fuel Purchased

 9) Invoices Processed

10) Materials and Supplies

11) Megawatt Hour Sales

12) Direct Charged Costs

13) Customers

14) Vehicles

15) Work Order Back Log

16) Facilities Floor Space

17) PC Counts

18) Software Applications

NOTE:  Allocations may include a combination of the above factors.



                 ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

              ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED



During 2003, there was no compensation for use of capital billed to the associated companies.




                 ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                                    SIGNATURE CLAUSE



Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.



                      NORTHEAST UTILITIES SERVICE COMPANY
                      -----------------------------------
                      (Name of Reporting Company)




                  By: /s/ John P. Stack
                      ------------------------------
                      (Signature of Signing Officer)




                      ---------------------------------------------------------
                      John P. Stack, Vice President - Accounting and Controller (Printed Name and Title of Signing Officer)


                      Date: April 26, 2004